Exhibit 99(a)(1)(C)

Email to Stockholders

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

March 3, 2023

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by IDR Core Property Index Fund Ltd. (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s Class A common stock (“Shares”), for which there is otherwise no public market. The Offer is for cash at a price equal to the net asset value per Share (“NAV per Share”) as of December 31, 2022, which includes the issuance of the distribution to shareholders on January 3, 2023 (the “Purchase Price”), and is made upon terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. As an example of the Purchase Price, the NAV per Share on December 31, 2022 was $11.7955 per Share. The Purchase Price may be higher or lower than this amount.

The Offer period will begin on or before March 3, 2023 and end at 11:59 PM, Eastern Time, on March 30, 2023 unless the Offer is extended. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about March 30, 2023.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE COMPANY’S NET ASSET VALUE PER SHARE AS OF December 31, 2022, PLEASE DISREGARD THIS NOTICE.

The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to $1,612,076 worth of our Class A common stock. For example, at the Company’s NAV per Share of $11.7955 as of December 31, 2022, the Company would purchase 136,668 Shares pursuant to this Offer. The number of Shares purchased pursuant to this Offer will be more or less than 136,668 in the event that the NAV per Share is different as of December 31, 2022.

All requests to tender Shares must be received in good order by the Company, at the address below, by 11:59 PM, Eastern Time, on March 30, 2023 unless the Offer is extended. You may access the Letter of Transmittal electronically via IDR’s Investor Portal at URL: https://idr.realblocks.com/auth/signin

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:
PO Box 2175	IDR Core Property Index Fund Ltd, c/o
Milwaukee, WI 53201	UMB Fund Services, Inc.
Attention: IDR Investor Services	235 W. Galena Street
Milwaukee, Wisconsin 53212

If you have any questions, please call your financial advisor or call the Company at 210-469-0596.

Sincerely,

IDR Core Property Index Fund LTD